Exhibit 99.1

ParaZero Announces Significant Order for Drone Safety Systems from a Leading Australian Distributor

Tel Aviv, Israel, Dec. 11, 2024 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the "Company or “ParaZero”), an aerospace company focused on safety systems for defense and commercial drones and urban air mobility aircrafts, announced today the receipt of an order for its SafeAir™ systems from a significant distributor specializing in drones and drone technology in Australia. This order highlights ParaZero’s growing footprint in the Australian market, built on recent regulatory achievements and strategic partnerships.

ParaZero’s SafeAir™ systems are designed to autonomously detect flight anomalies and deploy a parachute, minimizing risks and ensuring safety in complex drone operations. In October 2023, ParaZero’s technology received approval from the Civil Aviation Safety Authority (CASA), enabling commercial drone flights over populated areas and near people—a landmark regulatory milestone in Australia.

Collaborating with prominent local distributors has been central to ParaZero’s success in the region. By leveraging these partnerships, ParaZero has made its CASA-approved safety systems widely accessible, empowering operators to conduct advanced and safe drone missions.

“This order from a key distributor in Australia emphasizes the trust and demand for our SafeAir™ systems,” said Boaz Shetzer, CEO of ParaZero. “Our continued collaboration with leading players in the drone ecosystem reflects our commitment to advancing safety and enabling new opportunities in the global drone industry. Australia remains a strategic market for us, and we are thrilled to see our technology adopted at scale.”

Australia’s rapidly growing drone industry benefits significantly from safety technologies like ParaZero’s, which facilitate complex operations while ensuring compliance with stringent safety regulations. This order further establishes ParaZero as a preferred partner for distributors and operators seeking cutting-edge drone safety solutions.

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is a leading developer of autonomous parachute safety systems technologies for commercial and military platforms as well as for urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero develops and manufactures smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/

Forward- looking statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it commitment to advancing safety and enabling new opportunities in the global drone industry. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on From 20-F for the year ended December 31, 2023. Forward- looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com